                                                                  EXHIBIT 12.1

                     CENDANT CORPORATION AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                            (DOLLARS IN MILLIONS)

                                                                    YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------
                                                          1999       1998       1997      1996    1995
                                                        -------- ----------  ---------- -------  ------
Earnings before fixed charges:
Income (loss) before income taxes and minority
 interest..............................................   $(740)    $ 394       $ 289     $ 628   $ 446
Plus:   Fixed charges..................................     617       644         396       321     295
Less:   Equity income in unconsolidated affiliates.....      18        14          51        --      --
        Capitalized interest...........................      --        --          --         1      --
        Minority interest in mandatorily redeemable
         preferred trust securities issued by
        subsidiary  holding solely senior debentures
        issued by the  Company ........................      96        80          --        --      --
                                                        -------- ----------  ---------- -------  ------
Earnings available to cover fixed charges .............   $(237)    $ 944       $ 634     $ 948   $ 741
                                                        ======== ==========  ========== =======  ======
Fixed charges(1):
Interest, including amortization of deferred financing
 costs ................................................   $ 460     $ 506       $ 379     $ 298   $ 278
Capitalized interest ..................................                --          --         1      --
Other charges, financing costs ........................                28          --        --      --
Minority interest in mandatorily redeemable preferred
 trust securities issued by subsidiary holding solely
 senior debentures issued by the Company ..............      96        80          --        --      --
Interest portion of rental payment ....................      61        30          17        22      17
                                                        -------- ----------  ---------- -------  ------
Total fixed charges ...................................   $ 617     $ 644       $ 396     $ 321   $ 295
                                                        ======== ==========  ========== =======  ======
Ratio of earnings to fixed charges ....................       (*)    1.47x(2)    1.60x(2)  2.95x   2.51x
                                                        ======== ==========  ========== =======  ======

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(1)    Fixed charges consist of interest expense on all indebtedness
       (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals).
(2) For the years ended December 31, 1998 and 1997, income from continuing operations before income taxes, minority interest, extraordinary gain and cumulative effect of accounting change includes other charges of $810 million (exclusive of financing costs of $28 million) and $701 million, respectively. Excluding such charges, the ratio of earnings to fixed charges for the years ended December 31, 1998 and 1997 is 2.72x and 3.37x, respectively.
(*) Earnings are inadequate to cover fixed charges for the year ended December 31, 1999 (deficiency of $854 million) as a result of unusual charges of $2,947 million offset by $967 million net gain on dispositions of businesses. Excluding such charges and net gain on dispositions of businesses, the ratio of earnings to fixed charges is 2.82x.